Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. The information set forth in the table should be read in conjunction with the financial information incorporated by reference into this prospectus supplement.

	Three Months ended 3/31/2014	Twelve Months ended 12/31/2013	Twelve Months ended 12/31/2012	Twelve Months ended 12/31/2011	Twelve Months ended 12/31/2010	Twelve Months ended 12/31/2009
Interest expense	$858,000	$3,508,000	$2,307,000	$907,000	$1,661,000	$—
Pre-tax Income (loss)	$(4,745,000)	$(19,639,000)	$929,000	$753,000	$18,720,000	$(3,092,000)
Total earnings	$(3,887,000)	$(16,131,000)	$3,236,000	$1,660,000	$20,381,000	$(3,092,000)
Ratio of earnings to fixed charges	(4.5)	(4.6)	1.4	1.8	12.3	N/A

The ratios are calculated by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations plus fixed charges. Total earnings is computed as pre-tax income (loss) adjusted for interest expense since fixed charges consist only of interest expense.